UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 6.6% increase in

May 2017 passenger traffic

•	Eight airports reported growth in total traffic
•	One new international route opened

Monterrey, Mexico, June 6, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 6.6% in May 2017, as compared to May 2016. Domestic traffic increased 7.4%, and international traffic rose 0.4%.

	May-2016	May-2017	Change %	Jan-May 2016	Jan-May 2017	Change %
Total Passengers
Domestic	1,350,558	1,450,921	7.4	6,124,614	6,709,690	9.6
International	174,033	174,705	0.4	1,028,662	1,081,355	5.1
OMA Total Passengers	1,524,591	1,625,626	6.6	7,153,276	7,791,045	8.9
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in eight airports in May. The most noteworthy increases were:

•	Monterrey (+9.5%; +62,823 passengers), largely because of increased traffic on the Cancún and Mexico City routes.
•	Chihuahua (+22.3%; +20,278), as a result of increased traffic on the Mexico City route.
•	Culiacán (+8.0%; +11,207), as a result of increases on the Mexico City, Mexicali, and Guadalajara routes.
•	Ciudad Juárez (+10.3%; +9,119), as a result of increased traffic on the Guadalajara route.

The highest volume domestic routes during May were Monterrey-Mexico City, Monterrey-Cancún, Chihuahua- Mexico City, Monterrey-Guadalajara, and Culiacán-Tijuana.

International traffic also increased in eight airports in May. The largest increases were:

•	Durango (+52.4%; +1,616 passengers), in large part because of increased traffic on the Los Angeles route.
•	Zacatecas (+14.2%; +1,348), as a result of increased traffic on the Chicago route.
•	Culiacán (+71.9%; +1,153), as a result of an increase in Phoenix traffic.

Aeroméxico opened the Monterrey-Detroit route during May. The highest volume international routes during May were Monterrey-Houston, Monterrey-Dallas, Monterrey-Atlanta, Monterrey-Chicago, and Monterrey-Detroit.

Of total May traffic, 98.4% was commercial aviation and 1.6% was general aviation.

Total available seats grew 3.4% in May 2017.

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Total Passengers*

	May-16	May-17	Change %	Jan-May 2016	Jan-May 2017	Change %
Acapulco	53,367	48,675	(8.8)	314,123	312,003	(0.7)
Ciudad Juárez	91,871	97,764	6.4	412,248	447,770	8.6
Culiacán	141,611	153,971	8.7	660,712	746,699	13.0
Chihuahua	100,122	120,430	20.3	469,520	565,686	20.5
Durango	37,055	33,991	(8.3)	164,506	158,161	(3.9)
Mazatlán	69,984	75,812	8.3	420,129	455,977	8.5
Monterrey	760,318	823,754	8.3	3,391,381	3,704,748	9.2
Reynosa	47,900	39,969	(16.6)	199,558	198,139	(0.7)
San Luis Potosí	41,540	48,143	15.9	182,187	217,983	19.6
Tampico	63,490	62,105	(2.2)	283,810	276,156	(2.7)
Torreón	55,215	53,668	(2.8)	244,504	258,952	5.9
Zacatecas	27,835	29,013	4.2	128,652	136,280	5.9
Zihuatanejo	34,283	38,331	11.8	281,946	312,491	10.8
OMA Total	1,524,591	1,625,626	6.6	7,153,276	7,791,045	8.9

Domestic Passengers*

	May-16	May-17	Change %	Jan-May 2016	Jan-May 2017	Change %
Acapulco	51,205	46,176	(9.8)	279,610	277,013	(0.9)
Ciudad Juárez	88,429	97,548	10.3	406,535	446,653	9.9
Culiacán	140,007	151,214	8.0	654,734	732,647	11.9
Chihuahua	90,880	111,158	22.3	427,090	522,920	22.4
Durango	33,969	29,289	(13.8)	149,378	137,159	(8.2)
Mazatlán	55,007	60,923	10.8	261,087	283,522	8.6
Monterrey	657,972	720,795	9.5	2,914,718	3,217,299	10.4
Reynosa	47,860	39,720	(17.0)	199,323	196,873	(1.2)
San Luis Potosí	29,460	35,457	20.4	130,475	158,470	21.5
Tampico	59,818	58,671	(1.9)	266,968	259,627	(2.7)
Torreón	49,520	49,622	0.2	221,287	239,207	8.1
Zacatecas	18,329	18,159	(0.9)	85,897	86,336	0.5
Zihuatanejo	28,102	32,189	14.5	127,512	151,964	19.2
OMA Total	1,350,558	1,450,921	7.4	6,124,614	6,709,690	9.6

International Passengers*

	May-16	May-17	Change %	Jan-May 2016	Jan-May 2017	Change %
Acapulco	2,162	2,499	15.6	34,513	34,990	1.4
Ciudad Juárez	3,442	216	(93.7)	5,713	1,117	(80.4)
Culiacán	1,604	2,757	71.9	5,978	14,052	135.1
Chihuahua	9,242	9,272	0.3	42,430	42,766	0.8
Durango	3,086	4,702	52.4	15,128	21,002	38.8
Mazatlán	14,977	14,889	(0.6)	159,042	172,455	8.4
Monterrey	102,346	102,959	0.6	476,663	487,449	2.3
Reynosa	40	249	522.5	235	1,266	438.7
San Luis Potosí	12,080	12,686	5.0	51,712	59,513	15.1
Tampico	3,672	3,434	(6.5)	16,842	16,529	(1.9)
Torreón	5,695	4,046	(29.0)	23,217	19,745	(15.0)
Zacatecas	9,506	10,854	14.2	42,755	49,944	16.8
Zihuatanejo	6,181	6,142	(0.6)	154,434	160,527	3.9
OMA Total	174,033	174,705	0.4	1,028,662	1,081,355	5.1

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or

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projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: June 1, 2017